SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92847A20 0

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 Pages

CUSIP No.: 92847A20 0	Page 2 of 12 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John H. Lewis
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 279,521
	8	Shared voting power – 2,475,385
	9	Sole dispositive power – 279,521
	10	Shared dispositive power – 2,475,385
11	Aggregate amount beneficially owned by each reporting person 2,754,906
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.2%
14	Type of reporting person IN

CUSIP No.: 92847A20 0	Page 3 of 12 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 2,475,385
	9	Sole dispositive power – 0
	10	Shared dispositive power – 2,475,385
11	Aggregate amount beneficially owned by each reporting person 2,475,385
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.4%
14	Type of reporting person IA, OO

CUSIP No.: 92847A20 0	Page 4 of 12 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 999,723
	9	Sole dispositive power – 0
	10	Shared dispositive power – 999,723
11	Aggregate amount beneficially owned by each reporting person 999,723
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.0%
14	Type of reporting person PN

CUSIP No.: 92847A20 0	Page 5 of 12 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Capital II, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 944,024
	9	Sole dispositive power – 0
	10	Shared dispositive power – 944,024
11	Aggregate amount beneficially owned by each reporting person 944,024
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.8%
14	Type of reporting person PN

CUSIP No.: 92847A20 0	Page 6 of 12 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Spartan, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 258,535
	9	Sole dispositive power – 0
	10	Shared dispositive power – 258,535
11	Aggregate amount beneficially owned by each reporting person 258,535
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person PN

CUSIP No.: 92847A20 0	Page 7 of 12 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Osmium Diamond, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power – 0
	8	Shared voting power – 273,103
	9	Sole dispositive power – 0
	10	Shared dispositive power – 273,103
11	Aggregate amount beneficially owned by each reporting person 273,103
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person PN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons’ beneficial ownership of common stock, par value $0.00001 per share (the “Common Stock”) of Vitacost, Inc. (“Vitacost” or the “Issuer”). This Amendment No. 2 supplements the Schedule 13D previously filed on January 14, 2014 (the “Schedule 13D”) as amended by Amendment No. 1 filed on February 12, 2014 (“Amendment No. 1”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D, as amended by Amendment No. 1. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

ITEM 4. Purpose of Transaction.

As previously disclosed, the Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

As previously disclosed in Amendment No. 1, on February 7, 2014, the Reporting Persons, through Mr. Lewis, submitted stockholder nominations in respect of two candidates for election to the Issuer’s board of directors at the 2014 annual meeting of the Issuer. These nominations were submitted prior to the Issuer’s February 8, 2014 deadline for such nominations pursuant to the process for stockholder nomination of candidates for directors set forth in the Issuer’s bylaws and most recent proxy statement on Schedule 14A. Prior to the submission, the Reporting Persons, through Mr. Lewis, were engaged in discussions with the Company regarding the appointment of an additional independent director to the board of directors of the Issuer.

On March 24, 2014, as a result of those discussions, the Reporting Persons, the Issuer, Jeffrey Horowitz, Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., and Great Hill Investors, LLC, entered into a Nomination and Standstill Agreement (the “Agreement”), pursuant to which, subject to certain conditions, the Reporting Persons agreed to certain standstill and voting provisions and the Issuer agreed (i) to appoint Michael J. McConnell (the “Independent Designee”, as such term is defined in the Agreement) to the Board of Directors of the Issuer, effective immediately, and (ii) the Issuer will include the Independent Designee in its slate of nominees for Director as its 2014 annual meeting of stockholders (the “2014 Annual Meeting”). The following is a summary of the terms of the Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit 2 to this Amendment No. 2 and is incorporated herein by reference. Capitalized terms used but not defined in relation to the Agreement shall have the meanings ascribed thereto in the Agreement.

Under the terms of the Agreement, the Reporting Persons have agreed not to, among other things, conduct a proxy contest regarding any matter to come before the 2014 Annual Meeting, including for election of directors, and to vote in favor of the Issuer proposed slate of directors. Additionally, each of Jeffrey Horowitz, Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., and Great Hill Investors, LLC have agreed to vote in favor of the Issuer proposed slate of directors for the 2014 Annual Meeting.

The Issuer shall not be obligated to include the Independent Designee on the slate of directors for any meeting other than the 2014 Annual Meeting, and the Issuer’s obligation to include the Independent Nominee on the slate for the 2014 Annual Meeting will terminate if the Reporting Persons beneficially own less than 1,600,000 Voting Shares of the Issuer.

Page 8 of 12 Pages

As long as the Issuer has complied and is complying with its obligations under the Agreement, during the Standstill Period the Reporting Persons will not, without the prior written consent of the Company or its board of directors: (i) acquire, offer, seek or propose to acquire, or agree to acquire, directly or indirectly, any Voting Stock of the Issuer, provided, however, that the Reporting Persons may acquire an aggregate number of shares of Voting Stock that, when combined with all other holdings, equals but does not exceed the Permitted Amount (15% of the issued and outstanding Voting Stock of the Issuer) and provided further that any shares of Voting Stock held by the Independent Designee shall not be aggregated with the holdings of the Reporting Persons solely as a result of the Agreement; (ii) make or in any way participate in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any Voting Stock of the Issuer; (iii) make any public announcement with respect to any extraordinary transaction involving the Issuer or any of its securities or assets; (iv) form, join, or in any way participate in a 13D group (other than the Osmium Group); (v) present at any annual meeting or special meeting of the Issuer’s stockholders or through action by written consent any proposal for consideration for action by stockholders, other than those in the Agreement; (vi) make any press release or public statement disparaging the Issuer, its officers or its directors (present and former), and in the same manner the Issuer shall similarly not disparage the Reporting Persons; and (vii) institute, solicit, assist or join any litigation or other action against or involving the Issuer or any of its current or former directors or officers, other than to enforce the Agreement. During the Standstill Period the Reporting Persons agreed not to Transfer any Voting Stock or Voting Power to any person or group that is conducting, is participating, or has participated in a proxy contest with the Issuer, or to Transfer Voting Stock or Voting Power to any 13D Group or third party that would result in such 13D Group or third party beneficially owning 10% or more of the outstanding Voting Stock of the Issuer. If at any time during the Standstill Period the Issuer enters into, or the Board resolves to enter into, any merger, sale or other business combination transaction, subject to certain conditions, the Standstill Period shall be tolled during the pendency of any such event. The Agreement also contains other standard and customary representations and covenants for an Agreement of this type.

The Issuer and the Reporting Persons have announced this Agreement in a Press Release dated March 24, 2014, a copy of which is attached hereto as Exhibit 3. The Issuer has also filed a Current Report on Form 8-K dated March 24, 2014 regarding the Agreement and the appointment of the Independent Designee, as filed with the SEC on March 24, 2014, which included the Press Release as an exhibit.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, subject to the terms of the Agreement as disclosed herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Agreement set forth above in Item 4 is incorporated herein by reference in response to this Item 6.

Page 9 of 12 Pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Nomination and Standstill Agreement dated March 21, 2014

Exhibit 3	Press Release dated March 24, 2014

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 25, 2014

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Nomination and Standstill Agreement dated March 21, 2014

Exhibit 3	Press Release dated March 24, 2014

Page 12 of 12 Pages